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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


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                                                               SEC FILE NUMBER
                                                               000-22725
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                                                               CUSIP NUMBER
                                                               22575M 100
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                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:   December 31, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form. Please Print or  Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART 1--REGISTRANT INFORMATION
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Full Name of Registrant:
Crescent Operating, Inc.

Former Name if Applicable:
Not Applicable

Address of Principal Executive Office (Street and Number):
777 Taylor Street, Suite 1050

City, State and Zip Code:
Fort Worth, Texas 76102
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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                       [X]      (a)  The reasons described in reasonable detail
                                     in Part III of this form could not be
                                     eliminated without unreasonable effort or expense;

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                       [X]      (b)  The subject annual report, semi-annual
                                     report, transition report on Form 10-K,
                                     Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                       [ ]      (c)  The accountant's statement or other exhibit
                                     required by Rule 12b-25(c) has been
                                     attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

                         (ATTACH EXTRA SHEETS IF NEEDED)

Crescent Operating, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 ("Form 10-K") within the prescribed period, although the Company will file the Form 10-K within the fifteen calendar day time limit prescribed under Rule 12b-25 under the Securities Exchange Act of 1934, as amended. On February 6, 2002, Crescent Machinery Company ("Machinery"), a significant wholly-owned subsidiary of the Company, commenced bankruptcy proceedings by filing a voluntary petition in the United States Bankruptcy Court for the Northern District of Texas. Those bankruptcy proceedings have required substantially the full time and attention of Crescent Machinery's management. As a consequence, the Company's auditors have been unable to obtain all the information necessary for performance of their audit examination of Crescent Machinery and, therefore, they cannot complete their audit examination of the Company. For this reason, which the Company cannot eliminate without unreasonable effort or expense, it is not possible for the Company to file its Form 10-K on or before the due date.

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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

         Jeffrey L. Stevens             817                  339 2210
              (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the financial statements for the fiscal year ended December 31, 2001 ("FY 2001") to be included in its Form 10-K will show significant changes in results of operations from the fiscal year ended December 31, 2000 ("FY 2000"). The net income of all of the Company's business segments (except Temperature Controlled

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Logistics) was significantly lower in FY 2001 than FY 2000. The principal causes for the increase in losses have been referenced in the Company's Quarterly Reports on Form 10-Q for the first, second and/ or third quarters of FY 2001, the Company's Proxy Statement for its 2001 Annual Meeting of Shareholders (the "Proxy Statement"), and/or the Company's press releases: in the Equipment Sales and Leasing segment, decreased sales revenues and impairment of goodwill and inventory of Crescent Machinery recognized under Statement of Financial Accounting Standards No. 121; in the Hospitality segment, decreased revenues subsequent to the terrorist attacks of September 11; in the Land Development segment, decreased revenues due to softer demand for lot and home purchases in the luxury market; expenses incurred in connection with the attempted restructuring of the Company, as described in the Proxy Statement; and decrease in value of certain intangible assets recognized under Statement of Financial Accounting Standards No. 133. Although, for the reason given in Part III of this Notification, the Company is unable at this time to state precisely the quantitative effect these factors have upon its financial statements for FY
2001, the Company can estimate that its consolidated net loss for FY 2001 will be within the range of $70 to $90 million, or $65 to $85 million more than its consolidated net loss for FY 2000.

                            CRESCENT OPERATING, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 2002    By:    /s/ Jeffrey L. Stevens
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                       Jeffrey L. Stevens, President and Chief Executive Officer